Exhibit (a)(5)(E)
Trustmark Mutual Holding Company Contact:
Carol Egan
External Corporate Communications Director
(847) 283-2520
Trustmark Completes Tender Offer for Health Fitness Corporation;
Acquisition Expected to be Completed Tomorrow
LAKE FOREST, IL, February 25, 2010 – Trustmark Mutual Holding Company today announced that, as of the expiration of its tender offer for all the outstanding common stock of Health Fitness Corporation (NYSE AMEX: FIT), shareholders of HealthFitness tendered 9,102,844 shares, representing approximately 89.1% of HealthFitness’ outstanding shares. In addition, the depositary has advised Trustmark that it has received commitments to tender 47,648 additional shares under the guaranteed delivery procedures described in the offer. The tender offer expired at 12:00 midnight, New York City time, on February 24, 2010 and was not extended. According to the terms of the tender offer, all shares that were validly tendered have been accepted for payment. The offer was conducted through Trustco Minnesota, Inc., a wholly-owned subsidiary of Trustco Holdings, Inc., an indirect wholly-owned subsidiary of Trustmark Mutual Holding Company.
Trustco Minnesota, Inc. plans to exercise its top-up option to purchase directly from HealthFitness an additional number of shares sufficient (when combined with the shares purchased in the tender offer) to give Trustco Minnesota, Inc. ownership of at least one share more than 90% (determined on a fully diluted basis and including the issuance of the shares pursuant to exercise of the top-up option) of the outstanding shares at a price of $8.78 per share.
Promptly following the issuance of shares pursuant to the top-up option, Trustmark intends to complete the acquisition of all remaining shares of HealthFitness through a “short-form merger,” that is, without a vote or meeting of HealthFitness’ remaining shareholders, which is expected to occur on or about Friday, February 26, 2010. In the merger, each of the remaining outstanding shares of HealthFitness common stock (other than shares owned directly or indirectly by HealthFitness, Trustco Holdings, Inc. or Trustco Minnesota, Inc., or any of their respective subsidiaries, and shares owned by shareholders of HealthFitness who perfect their dissenters’ rights under Minnesota law) will be converted into the right to receive $8.78 per share, in cash, without interest and less any required withholding taxes, which is the same amount per share paid in the tender offer. Following the completion of the merger, HealthFitness will operate as a stand-alone business unit reporting through Trustmark, and HealthFitness’ common stock will no longer be listed on the NYSE Amex.
About The Trustmark Companies
Through its subsidiaries and operating divisions, Trustmark provides access to a full spectrum of flexible benefit solutions, including benefits administration, voluntary and group medical benefits, and healthcare management programs. The success of each Trustmark company is based on building and maintaining trust through personal, responsive service and flexible benefit solutions. For more information on Trustmark, visit www.trustmarkcompanies.com.
Important Additional Information
This press release contains “forward-looking statements.” These statements include, but are not limited to, statements about the expected benefits of the transaction involving Trustmark and HealthFitness, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Trustmark’s and HealthFitness’ expectations and projections. Risks and uncertainties include the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; and domestic and foreign governmental laws and regulations.
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of HealthFitness.

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